Mail Stop 4561

July 28, 2009

Douglas W. Wamsley, Esq.
Executive Vice President, General Counsel and Secretary
WebMD Health Corp.
111 Eighth Avenue
New York, NY 10011

> **Re:** **WebMD Health Corp.**
> **Registration Statement on Form S-4**
> **Filed July 10, 2009**
> **File No. 333-160530**
> **Forms 10-K and 10-K/A for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **File No. 0-51547**
>
> **HLTH Corporation**
> **Forms 10-K and 10-K/A for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **File No. 0-24975**

Dear Mr. Wamsley:

We have limited our review of the above-referenced filings to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

WebMD Health Corp.

Form S-4

The Merger, page 54

Opinion of HLTH's Financial Advisor, Raymond James & Associates, page 64

1. Please disclose the compensation received and to be received by Raymond James & Associates in connection with rendering the fairness opinion. Separately identify the compensation that is contingent upon consummation of the merger. In addition, disclose the compensation received by Raymond James in connection with the proposed merger entered into on February 20, 2008 that was later terminated. Refer to Item 14(b)(6) of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

Part II

Undertakings, page II-1

2. Please provide the undertakings required by Item 512(a)(5) and (a)(6) of Regulation S-K.

Form of Proxy

3. Please file the forms of proxy as appendices at the end of your next amendment. See Rules 14a-4(a)(3) and 14a-6(a) and (b). In addition, please revise to indicate that the proxy cards are marked as "Preliminary Copies." Refer to Rule 14a-6(e)(1).

Form 10-K for the Fiscal Year Ended December 31, 2008

Business, page 1

Intellectual Property, page 26

4. Please tell us whether you are materially dependent on one or more of your patents or third-party license agreements. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows, page 65

5. We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statements of cash flows. Your disclosure should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Where there has been material variability in historical cash flows, including material changes in working capital items, your discussion should focus on the underlying reasons for the changes as well as their reasonably likely impact on future cash flows. As part of your response, tell us how you considered disclosing the days sales outstanding ("DSO") at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Release No. 33-8350.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-6

6. Tell us whether you calculate basic and diluted earnings per share ("EPS") for each class of common stock in accordance with paragraph 61.d of SFAS 128. If basic and fully diluted earnings per share for Class A and Class B common stock are the same, you should provide transparent disclosure to that effect on your statements of operations and in your footnote disclosure. Tell us and revise future filings to describe the dividend rights for each class of common stock. See paragraph 4 of SFAS 129. Also, note that while the computation of diluted EPS for Class A shares should assume conversion of Class B shares, diluted EPS for Class B shares should not assume conversion of those shares. Your footnotes should clearly set out how the numerators and denominators were determined in computing basic and diluted EPS for each class of common stock.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Discussion of Compensation Policies, page 15

7. Please clarify your disclosure regarding how the WebMD Compensation Committee determined 2008 compensation. Specifically, please refer to the statement that reads in part "With respect to 2008 compensation, the Compensation Committee took into account recommendations made by the

Chairman of the Board and the Chief Executive Officer of WebMD. . ." It is unclear from this statement what role the executive officers have in setting compensation for other executive officers or for themselves.

Use of Specific Types of Compensation in 2008, page 16

8. We note your statement that a "flexible annual bonus process" is preferred by you in part because it allows the compensation committee to consider "goals of any type set by the board and communicated to senior management at any point in the year." Please note that to the extent you rely on goal-setting or targets to determine any portion of compensation at any point during the course of the year for which you are reporting compensation, you may be operating under an incentive plan as defined in Item 402(a)(6)(iii) of Regulation S-K, the results of which should be disclosed in column (g) of the summary compensation table. Furthermore, the goals or targets of any such plan would need to be discussed in your Compensation Discussion and Analysis, as appropriate. See Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Please confirm your understanding. Please note that this comment also applies to the disclosure in HLTH Corporation's Form 10-K/A for the Fiscal Year Ended December 31, 2008.

Bonuses Paid by HLTH to WebMD Named Executive Officers, page 18

9. We note that other than the committee chairperson, you have not disclosed the names of the committee members of the HLTH compensation committee, even though the HLTH compensation committee establishes the compensation of two of WebMD's named executive officers. Please tell us how you determined that the names of the HLTH committee members need not be disclosed.

HLTH Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Balance Sheets, page F-5

10. We note that you have presented all assets and liabilities of discontinued operations as current on you consolidated balance sheets. Please explain your basis for this presentation and refer to the authoritative guidance that supports your presentation. In this regard, we note that certain of these assets and liabilities are long-term in nature.

Consolidated Statements of Operations, page F-6

11. Please explain your basis for classifying the 2008 gain on the sale of EBS Master LLC within income from continuing operations before income tax provision (benefit) and refer to the authoritative guidance that supports your presentation. In this regard, we note that this presentation is inconsistent with your presentation of the equity in earnings of EBS Master LLC which is classified below income from continuing operations before income tax provision (benefit).

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Note 2. Discontinued Operations

Porex, page 11

12. We note that you announced your intention to divest the Porex segment in February 2008 and as a result began classifying the Porex business as a discontinued operation. Please tell us about the status of the divestiture process for Porex. Tell us how you considered paragraph 30(d) of SFAS 144 when concluding that it was appropriate to report Porex's operations as a discontinued operation. In this regard, we note that it has been over a year since the decision to sell was made and the business has not yet been sold.

* * * * * * *

Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to the undersigned at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile: 312-984-7700
        Robert M. Katz, Esq.
        Shearman & Sterling LLP